September 29, 2010

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Re:	LM Ericsson Telephone Company

Form 20-F for the fiscal year ended December 31, 2009

Filed April 21, 2010

File No. 000-12033

Dear Mr. Spirgel:

On behalf of LM Ericsson (“Ericsson”), we hereby provide the following responses to the comments contained in the comment letter of the staff of the Commission (the “Staff”) to Ericsson, dated September 1, 2010, relating to the 20-F of Ericsson for the fiscal year ended December 31, 2009. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein.

Form 20-F for the fiscal year ended December 31, 2009

1.	You state on pages 71, 148, 179, and elsewhere that you have operations in Latin America, the Middle East, and Africa, regions that include Cuba, Iran, Syria, and Sudan. Further, you provide contact information related to your offices in Iran, Sudan, and Syria on your website. As you know, Cuba, Iran, Sudan, and Syria are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 20-F does not include disclosure regarding contacts with Cuba, Iran, Sudan, and Syria.

Confidential treatment has been requested for portions of this letter in accordance with 17 CFR 200.83. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as XXXXX]. A complete version of this letter has been filed separately with the Securities and Exchange Commission.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, network operators, or other direct or indirect arrangements, since your response letter to the staff dated February 10, 2006. Your response should describe any products, equipment, components, technology, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

We confirm that Ericsson currently has operations associated with Cuba, Iran, Syria and Sudan. These operations generally consist of distributing telecommunications equipment and providing ancillary services to customers in these countries. None of the equipment and services provided in these countries is intended for military applications.

The following paragraphs provide further details regarding Ericsson’s operations in each of the relevant countries.

Cuba

Since the early 1990’s, Ericsson has distributed switching equipment for fixed telephony and mobile GSM systems in Cuba. Ericsson also supervises the installation of, and provides support for, the equipment delivered. In 2010, Ericsson AB, a company organized under Swedish law, established a local branch in Cuba. This branch currently has approximately 12 employees.

Ericsson AB currently has contracts with ETECSA, the Cuban state-owned telecoms operator, to provide equipment for GSM mobile systems, fixed-telephony and related services. Ericsson AB’s sales in Cuba in the last 3 years were $10.3 million in 2007, $15.7 million in 2008 and $18 million in 2009.

Aggregate revenues derived from operations in Cuba were [0.0]%, [0.1]% and [0.1]% of Ericsson’s total revenues for the years 2007, 2008 and 2009, respectively. As of December 31, 2009, Ericsson’s fixed assets in Cuba were less than $0.2 million and consisted primarily of office equipment and cars for use by local branch employees. Ericsson does not anticipate acquiring any material assets in Cuba in the future.

Iran

Ericsson has been active in Iran since 1940 and commenced operations in Iran through the establishment of a local branch in 1995. This branch was closed in 2004. All current Ericsson activities within Iran are managed through Ericsson System & Services PJSC, an Iranian company organized in 2004 for this purpose. Today, the local company has two offices in Tehran and four regional project offices, together employing around 240 people.

Certain information on this page marked xxxxxx has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

In Iran, Ericsson distributes commercial grade systems to public network operators for mobile communications. Ericsson also offers installation and support services for the equipment delivered. None of the equipment and services provided by Ericsson is intended for military purposes.

Currently Ericsson’s main customers in Iran are: (i) Telecom Company Iran; (ii) Mobile Communication Company of Iran; and (iii) MTN/Irancell. The contracts with these customers relate to the provision of GSM and EDGE mobile systems and services in the areas of Tehran, the Caspian Sea (Mazandaran), Esfahan, Kish Island and Ahvaz.

Aggregate revenues derived from operations in Iran were [0.0] %, [0.1] % and [0.1] % of Ericsson’s total revenues for the years 2007, 2008 and 2009, respectively. Ericsson uses a negligible amount of fixed assets in connection with its sales into Iran because it only delivers standard products into Iran. As of December 31, 2009, Ericsson’s fixed assets in Iran were insignificant, and Ericsson does not anticipate acquiring any material assets in Iran in the future.

Syria

Ericsson distributes switching equipment for fixed telephony and mobile GSM systems in Syria. Ericsson also supervises the installation of, and provides support for, the equipment delivered.

Ericsson commenced operations in Syria through the establishment of a local branch in 1996. This branch was formed in connection with a joint project with Syrian Telecom Establishment (“STE”), the state-owned fixed line telecommunications operator. Ericsson’s activities in Syria are currently supported by approximately 60 employees.

In addition to STE, Ericsson has established customer relationships with the GSM operators MTN-SY (“MTN”) and Syriatel Mobiletelecom SA (“Syriatel”). Ericsson AB, a company organized under Swedish law, currently has contracts with these entities to provide equipment for GSM mobile systems and services. All three contracts will be performed during 2010 and 2011 and Ericsson expects to receive aggregate payments of $20 million from STE, $15 million from MTN and $15 million from Syriatel.

Aggregate revenues derived from operations in Syria were [0.0] %, [0.1] % and [0.1] % of Ericsson’s total revenues for the years 2007, 2008 and 2009, respectively. As of December 31, 2009, fixed assets in Syria were less than $1 million, consisting primarily of office equipment and inventory. Ericsson does not anticipate acquiring any material assets in Syria in the future.

Sudan

Ericsson distributes switching equipment for Mobile GSM & UMTS systems in Sudan. Ericsson also offers installation and support services for the equipment delivered.

Certain information on this page marked xxxxxx has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Ericsson commenced operations in Sudan through the establishment of a local branch of Ericsson AB in 2002. This branch currently has approximately 120 employees.

Ericsson’s customers in Sudan are Sudanese Mobile Telecom Co Ltd (“Zain”), a GSM operator, and the mobile operators MTN and Network of the World Ltd (“Vivacell”).

Ericsson AB has entered into contracts with Zain, MTN and Vivacell that provide for delivery of mobile telephony hardware & software as well as implementation, support and consultancy services. Aggregate payments received by Ericsson AB under these contracts are expected to total $100 million, $75 million and $3 million, respectively, over the life of the contracts.

Aggregate revenues derived from operations in Sudan were [0.0]%, [0.1]% and [0.1]% of Ericsson’s total revenues for the years 2007, 2008 and 2009, respectively. As of December 31, 2009, fixed assets in Sudan were $1 million, consisting primarily of office furniture, other equipment and motor vehicles, and Ericsson does not intend to materially increase the level of its investment in assets in Sudan in the future.

2.	Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, and Syria.

Whether considered individually or in the aggregate, Ericsson’s operations in Cuba, Iran, Syria and Sudan are quantitatively immaterial. In order for an omitted fact to be viewed as material, “there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976). In this instance, the revenues recorded from sales to customers in Cuba, Iran, Syria and Sudan and the investments and assets relating to these operations have historically been, are and are expected to be immaterial to the Company’s financial condition, results of operations and cash flows.

Certain information on this page marked xxxxxx has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

The aggregate revenues derived from operations in Cuba equaled approximately [0.0]%, [0.1]% and [0.1]% of Ericsson’s total revenues for 2007, 2008 and 2009 and for the six months ended June 30, 2010, [0.1]%. The aggregate revenues derived from operations in Iran equaled approximately [0.0]%, [0.1]% and [0.1]% of Ericsson’s total revenues for 2007, 2008 and 2009 and for the six months ended June 30, 2010, [0.1]%. The aggregate revenues derived from operations in Syria equaled approximately [0.0]%, [0.1]% and [0.1]% of Ericsson’s total revenues for 2007, 2008, and 2009 and for the six months ended June 30, 2010, [0.1]%. The aggregate revenues derived from operations in Sudan equaled approximately [0.0]%, [0.1]% and [0.1]% of Ericsson’s total revenues for 2007, 2008, 2009 and for the six months ended June 30, 2010, [0.1]%. The assets relating to these operations are also, without doubt, immaterial. Ericsson therefore believes that quantitative disclosures relating to its operations in Cuba, Iran, Syria and Sudan would not significantly alter the “total mix” of information available to the marketplace regarding its business operations.

Ericsson understands that it might still be required to make additional disclosures if there were qualitative factors that demonstrated that its operations in Cuba, Iran, Syria and Sudan were material. SAB 99 requires an analysis of all of the circumstances surrounding Ericsson’s operations in these countries before a final determination may be made regarding their materiality. After conducting this analysis, Ericsson believes that its activities in Cuba, Iran, Syria and Sudan are consistent with those activities that the company carries out in the ordinary course of its business in more than 170 countries. Ericsson’s customers in Cuba, Iran, Syria and Sudan are recognized telecommunications operators providing telecommunications services to the general public. Ericsson’s revenues are derived solely from sales of telecommunications equipment and services related thereto. The equipment and services that Ericsson has provided, provides and expects to provide to Cuba, Iran, Syria and Sudan are intended for non-military applications. In addition, Ericsson has never disclosed to the market that sales in these countries, whether considered individually or in the aggregate, would be particularly important in the future. In general, disclosure of sales figures on a country basis is made only for the largest countries which would not include any of the relevant countries. These circumstances suggest that there is nothing significant regarding Ericsson’s operations in Cuba, Iran, Syria and Sudan that would require disclosure in Ericsson’s 1934 Act filings.

Ericsson does not believe that its operations in these countries constitute a material investment risk for its security holders. Ericsson maintains that it has disclosed the material risks to the company and its shareholders within the risk factors section of the company’s 20-F. Ericsson currently has in place a thorough COSO-based enterprise risk management process. This enterprise risk management process involves the review of not only various financial and reputational risks, but also a broad range of other risks.

Ericsson is attentive to the obligations that Swedish, European Union and U.S. law place on its operations in respect of export control and other areas of law. Ericsson has a Corporate Trade Compliance Department staffed with approximately 30 employees, a number of which exclusively manage compliance with U.S. export regulations, including OFAC regulations. Ericsson therefore does not consider the legal requirements associated with operating in Cuba, Iran, Syria and Sudan to present a risk that calls for additional disclosure.

Certain information on this page marked xxxxxx has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.

Ericsson is confident that its corporate activities in Cuba, Iran, Syria and Sudan do not have a material effect on Ericsson’s reputation. Ericsson believes that the provision of telecommunications equipment and services facilitates the free flow of information and therefore is in furtherance of the development of welfare, health and democracy in any country. Accordingly, there is no reason to believe that Ericsson’s operations would be viewed as conveying support to any political agenda or regime in any of these countries. On this basis, Ericsson believes that its operations in Cuba, Iran, Syria and Sudan do not present a material risk to the reputation of the company.

Ericsson respects and appreciates that certain states and universities have proposed or adopted policies that restrict investment in companies that have operations in Cuba, Iran, Syria, Sudan and other countries. Ericsson notes that it has disclosed on its Internet website the contact details of its offices in Iran, Syria and Sudan and will do so regarding the newly established branch in Cuba. Ericsson has therefore already provided the marketplace with sufficient information to meet the needs of those investors that would base their investment decision on the existence of operations in Cuba, Iran, Syria and Sudan. Based on the facts described above, Ericsson respectfully submits that no disclosure regarding these activities is necessary or appropriate at this time. Ericsson believes that on the basis of the established materiality definition under U.S. securities laws, it has disclosure obligations towards the “reasonable investor” and not towards any particular investor based on such investor’s geopolitical outlook or other special interests. While certain of Ericsson’s investors may disapprove of its operations in Cuba, Iran, Syria and Sudan, still others may disapprove of its operations in other countries that they view as undemocratic, and yet still others may disapprove of its operations in countries whose political regimes they dislike for other personal reasons. As discussed above, Ericsson considers its operations in Cuba, Iran, Syria and Sudan to be immaterial from quantitative, qualitative, investment risk and reputational perspectives. Thus, Ericsson respectfully submits that it has fulfilled its disclosure obligations.

Ericsson will continue to monitor its operations in Cuba, Iran, Syria and Sudan. Ericsson will also monitor geopolitical events and changes in law. If Ericsson’s operations in Cuba, Iran, Syria and Sudan ever become material to its financial condition, results of operations or cash flows or due to some other qualitative factor, Ericsson will make the necessary disclosures in its Form 20-F and wherever else necessary.

Sincerely yours,

/s/ Roland Hagman
Roland Hagman
Vice President and Group Function Financial Control

Certain information on this page marked xxxxxx has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions.